

April 15, 2011

<u>Via Facsimile</u>
Harold F. Schultz
Chief Executive Officer
Vault America, Inc.
319 Prominence Heights SW
Calgary, Alberta T3H 2Z6

> **Re:** **Vault America, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed December 23, 2010**
> **File No. 333-74928**

Dear Mr. Schultz:

We have reviewed your letter dated April 14, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 29, 2011.

Form 10-K for the fiscal year ended October 31, 2010

Item 9a. Controls and Procedures, page 10

1. We note your responses to prior comments 1 and 2. Please provide us with the revised disclosures you plan to include in your amended Form 10-K.

Item 15. Exhibits, Financial Statement Schedules, page 15

2. We note your response to prior comment 3. Please explain why you do not believe an auditor consent is required in accordance with Item 601(a)(23) of Regulation S-K. In this regard, we note that you filed a Form S-8 registering shares under the 2004 Employee Stock Purchase Plan.

You may contact Morgan Youngwood at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief